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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.(Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date: July 31, 2005

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

Drilling results include 225 feet of 0.357 opt and 265 feet of 0.257 opt gold, indicating potential for Carlin-style gold mineralization at the Goldwedge Project, Nye County Nevada

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, JULY 27, 2005, ROYAL STANDARD MINERALS INC. (“RSM”)

The drill data acquired to date on the Goldwedge property indicates that the carbonate hosted structurally controlled deposit may include a well developed stratabound gold system proximal to the primary mineralized structural zone(s) currently under development. The implications are that the gold mineralization may be expanding in overall width and thickness at depth and down plunge toward the north.

A body of drill data and alteration mapping now indicates that the Goldwedge resource is part of a larger stratabound gold system within the Zanzibar Limestone and underlying Gold Hill (phyllite and siltstone) Formation. The drilling data indicates that the gold mineralization becomes more widespread within the deeper north plunging deposit. RSM drilling in 2004 and 2005 has defined a thick zone of jasperoidal replacement overlying much of the deeper resource and extends into the shallower resource of the Zanzibar limestone currently under development according to Mr. Timothy Master, Exploration Manager and Qualified Person. RSM drill holes 1, 2, 6, 7 and 8 contain this jasperoid replacement. A carbon zone also surrounds the deposit and the silicification, a common characteristic of a Carlin-style deposit. This carbon zone is also mapped in the near surface underground crosscut at 600 – 640 feet depth in the footwall limestone approaching the mineralized zone at 653’ – 683 feet.

A list of the RSM drill holes and past drilling that contain gold mineralization that occurs outside of the main structural zone(s) surrounding the higher grade (structurally controlled) zones targeted for underground mining are as follows: (The following intercepts are calculated using a 0.01 opt grade cutoff and include the higher grade zones delineated for underground mining.)

RSM Drilling	Hole#	Interval (feet)	Grade (opt)	Interval (meters)	Grade (grams/t)	Starting Depth
	GWD-05-8	75’	0.033	22.86	1.03	460’

	GWD-04-2	75’	0.084	22.86	2.61	155’

	GWD-04-6	195’	0.035	59.44	1.09	80’
Previous Drilling
	MH-90-92	40’	0.137	12.19	4.26	130’
		80’	0.104	24.38	3.23	225’
		45’	0.056	13.72	1.74	345’

	MH-72	120’	0.098	36.58	3.05	110’
		265’	0.257	80.77	8.00	260’
		60’	0.015	18.29	0.47	535’

	MH-77	245’	0.092	74.68	2.86	245’

	MH-16	225’	0.357	68.58	11.10	545’

	MH-59	140’	0.077	42.67	2.39	295’

	MHC-91-4	130’	0.087	39.62	2.71	110’

	GW-03	60’	0.029	18.29	0.90	40’
		45’	0.038	13.72	1.18	130’
		45’	0.024	13.72	0.75	205’

	GW-04	70’	0.030	21.33	0.93	120’

	GW-05	130’	0.126	39.62	3.92	320’

	GW-06	250’	0.044	76.2	1.37	385’

	GW-16	300’	0.078	91.44	2.43	400’

All drill holes were completed at 60-80 degree angles and oriented from the west toward the east side of the structural zone(s). Drill holes GW 03, 04, 05 were drilled on the west side of the deposit parallel to the structural zone on the west side within the carbonate section. The gold mineralization within the structural zone is steeply dipping westward, thicknesses of the gold mineralized sections are believed to be close to true thickness. The increase in silicification and gold distribution occurring within the bedded limestone to the north indicates that the center of the deposit occurs to the north and down plunge within the favorable host rocks near the intersection of the Reliance and Manhattan Fault Zones. Additional step out drilling outside of the structural zones will be directed toward testing the areal extent of the carbonate hosted disseminated gold occurrences as a means to better develop the stratabound gold model for this property.

RSM is an exploration company with several 100% owned advanced gold-silver exploration projects in Nevada. The Goldwedge deposit represents Royal Standard Minerals first development project in Nevada. For further information regarding Goldwedge development, please refer to our July 12th, 2005 news release – or visit our website www.royal-sandard.com.

The Company was recently covered by Casey Research. The report can be seen at our website http://royal-standard.com/Press/2005/070705.pdf and by miningstocks.com http://royal-standard.com/Press/2005/RSM_07-02-05.doc.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Vancouver Office; 1-877-662-8184 (or, internationally ++1-604-662-8184)

Or call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (804) 580-4132

Visit our website at Royal-Standard.com